Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(“Randgold Resources” or the “Company”)
RESTRICTED STOCK AWARD: NON EXECUTIVE DIRECTORS
London, United Kingdom, 23 February 2010 — Randgold Resources Limited announces that in terms of the Company’s remuneration for non-executive directors approved by shareholders at the Annual General Meeting on 5 May 2009, an award of 1 200 restricted shares is made each year to each non-executive director. The price of the 2010 restricted stock calculation was the Nasdaq Global Select Market closing price on 4 January 2010, being US$82.25.
In terms of the 2008 award, the third and final tranche of 262 shares have been issued to the beneficial account of each non-executive director.
In terms of the 2009 award the second tranche of 400 shares have been issued to the beneficial account of each non-executive director. A further 400 shares have been issued and will remain in the restricted stock account of each non-executive director. Non-executive directors will be entitled to the third tranche of the 2009 award, subject to agreed conditions, on 1 January 2011.
In terms of the 2010 award the first tranche of 400 shares have been issued to the beneficial account of each non-executive director. A further 800 shares have been issued and will remain in the restricted stock account of each non-executive director. Non-executive directors will be entitled to the second and third tranches of the 2010 award, subject to agreed conditions, on 1 January 2011 and 1 January 2012 respectively.
The change in non executive directors’ holdings in the company is as follows:

					%
	Shares	Shares	Shares	Current	shareholding of
	awarded	awarded	awarded	holding	issued share
Director	2008	2009	2010	after award	capital
N P Cole	262	400	400	3 372	0.00
C L Coleman	—	400	400	2 600	0.00
R I Israel	262	400	400	41 263	0.05
P Liétard	262	400	400	32 827	0.04
K Voltaire	262	400	400	3 372	0.00
J Walden	—	400	400	1 200	0.00
Randgold Resources Enquiries:

Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 779 614 4438	+44 20 7557 7738
+44 779 775 2288	+44 1534 735 333	Email: randgoldresources@dpapr.com
Website: www.randgoldresources.com